Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction
Cancer Prevention Pharmaceuticals, Inc.	Delaware
Cancer Prevention Pharma (Ireland) Limited	Ireland
Cancer Prevention Pharmaceuticals, LLC	Arizona
Cancer Prevention Pharma Limited	England & Wales
Panbela Research, Inc.	Delaware
Panbela Therapeutics Pty Ltd**	Victoria, Australia

*	Indirect subsidiary wholly-owned by Cancer Prevention Pharmaceuticals, Inc.
*	Indirect subsidiary wholly-owned by Panbela Research, Inc.